GlobalFoundries Announces CFO Update

NEWS RELEASE

MALTA, N.Y., July 11, 2023 – GlobalFoundries (NASDAQ: GFS) today announced that Tim Stone and GF have agreed that he will not assume his duties as CFO for GF and will depart the company effective July 11th. David Reeder will remain as GF’s CFO through the end of the year, to support the selection of a new CFO and ensure an orderly transition to new financial leadership.

The company’s guidance for its fiscal 2023 second quarter, provided on May 9th, remains unchanged.
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About GF
GlobalFoundries (GF) is one of the world’s leading semiconductor manufacturers. GF is redefining innovation and semiconductor manufacturing by developing and delivering feature-rich process technology solutions that provide leadership performance in pervasive high growth markets. GF offers a unique mix of design, development, and fabrication services. With a talented and diverse workforce and an at-scale manufacturing footprint spanning the U.S., Europe and Asia, GF is a trusted technology source to its worldwide customers. For more information, visit www.gf.com.

©GlobalFoundries Inc., GF, GlobalFoundries, the GF logos and other GF marks are trademarks of GlobalFoundries Inc. Or its subsidiaries. All other trademarks are the property of their respective owners.

Forward-looking Information
This news release may contain forward-looking statements, which involve risks and uncertainties. Readers are cautioned not to place undue reliance on any of these forward-looking statements. These forward-looking statements speak only as of the date hereof. GF undertakes no obligation to update any of these forward-looking statements to reflect events or circumstances after the date of this news release or to reflect actual outcomes, unless required by law.

Media:
Laurie Kelly
GlobalFoundries
+1 518 265 4580
laurie.kelly@gf.com

Investor Relations:
ir@gf.com

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